LBO Capital Corp.

3509 Auburn Rd. Ste B-200 · Auburn Hills MI · 48326 USA
248.844.0300-tel **www.lbocapitalcorp.com** 248.844.0302-fax

July 13, 2010

United States
Securities and Exchange Commission ("SEC")
Washington, D.C. 20549-3561

Attention: Mr. Ryan Milne, Accounting Branch Chief
        Mr. John T. Archfield Jr., Staff Accountant

        Re: LBO Capital Corp.
        File No. 33-19107

Dear Mr. Milne:

We are submitting the draft of the amended report on Form 10-Q/A for the period ended September 30, 2009 for a review of the method in which we have represented the restated financial statements for the periods ended June 30, 2009 and March 31, 2009.

Per our latest telephone conversation, it is our understanding that the inclusion in a footnote of the restated financial statements for June 30 and March 31, 2009 would satisfy the requirements for filing the restated financial statements for these periods.

If you agree with the way we have presented the restated financial statements for the prior two periods, we can file this amended report as soon as the amended 10-K/A for fiscal 2008 is filed.

Thank you for assisting us in complying with the applicable disclosure requirements.   Please feel free to call me at 248-844-0300 in case you have any questions.

Sincerely,

/S/ Majlinda Xhuti
Chief Financial Officer

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